UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 28, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bristol-Myers Squibb Co.

File No. 001-01136 – CF No. 29313

———————————————

Bristol-Myers Squibb Co. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 15, 2013.

Based on representations by Bristol-Myers Squibb Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10p	through December 31, 2019
Exhibit 10q	through December 31, 2019
Exhibit 10r	through December 31, 2019
Exhibit 10s	through December 31, 2019
Exhibit 10t	through December 31, 2019
Exhibit 10u	through December 31, 2019
Exhibit 10v	through December 31, 2019
Exhibit 10w	through December 31, 2019
Exhibit 10x	through December 31, 2019
Exhibit 10y	through December 31, 2019
Exhibit 10z	through December 31, 2019
Exhibit 10aa	through December 31, 2019
Exhibit 10ee	through April 20, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel